September 2, 2022

VIA CORRESPONDENCE

Jeffrey Gordon
Kevin Stertzel
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canadian Solar Inc. Form 20-F for the Year Ended December 31, 2021 Filed April 28, 2022 File No. 001-33107

Dear Mr. Gordon and Mr. Stertzel:

Canadian Solar Inc. (the “Company”) has received the letter dated August 26, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “Staff Comment Letter”). In the Staff Comment Letter, you requested that we respond to your comments within ten business days or advise you when we would provide a response.

We respectfully request an extension until Monday, September 26, 2022 to file our response to the Staff Comment Letter, to allow the Company sufficient time to collect additional information to address the Staff’s comments.

If you have any additional questions regarding the Form 20-F, please contact the Company’s counsel, David Zhang at david.zhang@kirkland.com or at + 852 3761 3318 (work) or +852 9124 8324 (cell), or Louis Rabinowitz at louis.rabinowitz@kirkland.com or at +852 3761 3593 (work) or +852 6398 4103 (cell), of Kirkland & Ellis. Thank you.

Very truly yours,

By:	/s/ Huifeng Chang
Name:	Huifeng Chang
Title:	Director and Chief Financial Officer